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                                                                                           Exhibit 12(b)
PENNSYLVANIA POWER & LIGHT COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
            (Thousands of Dollars)
                                                  1995     1994(a)      1993       1992       1991
Fixed charges, as defined:
  Interest on long-term debt .................. $213,413   $214,390   $225,800   $240,260   $232,092
  Interest on short-term debt
     and other interest .......................   18,043     18,108     12,645     11,955     20,875
  Amortization of debt discount, expense
    and premium - net..........................    2,344      2,151      1,798      1,447      1,379
  Interest on capital lease
    obligations
      Charged to expense ......................   14,385     11,097      9,059     10,473     20,518
      Capitalized .............................    1,619      1,037        927      1,618      2,894
  Estimated interest component of
    operating rentals .........................    8,134      6,016      5,411      5,357      4,854
  Proportionate share of fixed charges
    of 50-percent-or-less-owned
    persons ...................................    1,014      1,142      1,299      1,456      1,567

          Total fixed charges ................. $258,952   $253,941   $256,939   $272,566   $284,179

Earnings, as defined:
  Net income .................................. $352,084   $243,443   $348,126   $346,724   $348,414
  Less undistributed income of less
    than 50-percent-owned persons ............                                                         -
                                                 352,084    243,443    348,126    346,724    348,414

Add (Deduct):
  Federal income taxes ........................  195,028    198,777    162,795    144,546    114,904
  State income taxes ..........................   62,388     76,903     63,508     64,648     49,534
  Deferred income taxes .......................   15,018    (45,198)    22,367     33,175     51,772
  Investment tax credit - net .................  (10,814)   (12,253)   (13,506)   (14,029)     1,156
  Income taxes on other income and
    deductions - net ..........................   25,410    (38,437)    (1,280)       322       (903)
  Amortization of capitalized
    interest on capital leases ................    5,510      9,271     11,696     12,820     16,965
  Total fixed charges as above
    (excluding capitalized interest
    on capital lease obligations) .............  257,333    252,904    256,012    270,948    281,285

          Total earnings ...................... $901,957   $685,410   $849,718   $859,154   $863,127

Ratio of earnings to fixed
  charges .....................................     3.48       2.70       3.31       3.15       3.04

(a) Restated to reflect the retroactive dividend of PMDC to Resources.
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